                                                                      EXHIBIT 12

                                MASCOTECH, INC.

 COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                                   DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                                          FOR THE YEARS ENDED DECEMBER 31
                                             ---------------------------------------------------------
                                               1998        1997        1996        1995        1994
                                             --------    --------    --------    --------    ---------
EARNINGS (LOSS) BEFORE INCOME TAXES AND
FIXED CHARGES:
  Income (loss) from continuing operations
     before income taxes (credit),
     extraordinary item and cumulative
     effect of accounting change, net.....   $144,520    $190,290    $ 77,220    $100,280    $(264,490)
  Deduct equity in undistributed earnings
     of less-than-fifty-percent owned
     companies............................     (8,530)    (46,030)    (31,650)    (29,590)     (23,350)
  Add interest on indebtedness, net.......     81,280      36,650      30,350      51,500       51,290
  Add amortization of debt expense........      3,250         900       1,490       1,670        3,450
  Estimated interest factor for rentals...      3,620       2,100       6,350       7,070        6,220
                                             --------    --------    --------    --------    ---------
  Earnings (loss) before income taxes and
     fixed charges........................   $224,140    $183,910    $ 83,760    $130,930    $(226,880)
                                             ========    ========    ========    ========    =========
FIXED CHARGES:
  Interest on indebtedness, net...........   $ 81,740    $ 36,770    $ 30,590    $ 51,690    $  51,540
  Amortization of debt expense............      3,250         900       1,490       1,670        3,450
  Estimated interest factor for rentals...      3,620       2,100       6,350       7,070        6,220
                                             --------    --------    --------    --------    ---------
       Total fixed charges................     88,610      39,770      38,430      60,430       61,210
                                             --------    --------    --------    --------    ---------
Preferred stock dividend requirement
  (a).....................................      --         10,300      21,570      21,970       14,630
                                             --------    --------    --------    --------    ---------
  Combined fixed charges and preferred
     stock dividends......................   $ 88,610    $ 50,070    $ 60,000    $ 82,400    $  75,840
                                             ========    ========    ========    ========    =========
RATIO OF EARNINGS TO FIXED CHARGES........        2.5         4.6         2.2         2.2       --(b)
                                             ========    ========    ========    ========    =========
RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK DIVIDENDS...        2.5         3.7         1.4         1.6       --(c)
                                             ========    ========    ========    ========    =========

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b) 1994 results of operations are inadequate to cover fixed charges by $288,090.

(c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.